Changes in Affiliates (New Affiliate)

POSECOHOUSING Co., LTD. is a new affiliate company of the POSCO Group. POSCO owns 79 percent of the total issued and outstanding shares of POSECOHOUSING Co., LTD.

Company to be affiliated:

• Company Name: POSECOHOUSING Co., LTD.

• Total Assets (KRW): 1,928,229,782

• Total Shareholders’ Equity (KRW): 1,926,866,782

• Total Liabilities (KRW): 1,363,000

• Total Capital (KRW): 2,000,000,000

• Current total number of affiliated companies: 124